UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

Banco Santander (Brasil) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDIVIDUAL FORM
Trading of Securities by Controlling Shareholder, Directors and Officers

During February 2010, the following transactions occurred with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002:

Name of the Entity: Banco Santander (Brasil) S.A.
Related Entity: Banco Madesant – Sociedade Unipessoal S.A.
Qualificação: Avenida Arriaga 73, 2nd floor - Funchal Madeira, 9000-060 Portugal
Initial Amount of Securities
Security/ Derivative	Security Characteristics	Amount	Percentage of (same type of security)	Total percentage
ADS	BSBR	0	0	0
Transactions performed during the month
Security/ Derivative	Security Characteristics	Intermediary	Transaction (Purchase/ Sale)	Date	Amount	Price	Volume (US$)
ADS	BSBR	Santander Investment Securities, Inc. (“SIS”)	Purchase	10	1300	11.58	15,054.00
ADS	BSBR	SIS	Purchase	10	70500	11.59	817,095.00
ADS	BSBR	SIS	Purchase	10	109800	11.60	1,273,680.00
ADS	BSBR	SIS	Purchase	10	5600	11.61	65,016.00
ADS	BSBR	SIS	Purchase	10	5000	11.62	58,100.00
ADS	BSBR	SIS	Purchase	10	11000	11.63	127,930.00
ADS	BSBR	SIS	Purchase	10	3100	11.64	36,084.00
ADS	BSBR	SIS	Purchase	10	37000	11.65	431,050.00
ADS	BSBR	SIS	Purchase	10	3400	11.66	39,644.00
ADS	BSBR	SIS	Purchase	10	23200	11.67	270,744.00
ADS	BSBR	SIS	Purchase	10	61300	11.68	715,984.00
ADS	BSBR	SIS	Purchase	10	14000	11.69	163,660.00
ADS	BSBR	SIS	Purchase	10	131100	11.70	1,533,870.00
ADS	BSBR	SIS	Purchase	10	11200	11.71	131,152.00
ADS	BSBR	SIS	Purchase	10	100	11.72	1,172.00
ADS	BSBR	SIS	Purchase	10	1400	11.73	16,422.00
ADS	BSBR	SIS	Purchase	11	3000	11.83	35,490.00
ADS	BSBR	SIS	Purchase	11	6600	11.84	78,144.00
ADS	BSBR	SIS	Purchase	11	5900	11.85	69,915.00
ADS	BSBR	SIS	Purchase	11	5000	11.86	59,300.00
ADS	BSBR	SIS	Purchase	11	5000	11.87	59,350.00
ADS	BSBR	SIS	Purchase	11	6000	11.88	71,280.00
ADS	BSBR	SIS	Purchase	11	5000	11.89	59,450.00
ADS	BSBR	SIS	Purchase	11	2300	11.90	27,370.00
ADS	BSBR	SIS	Purchase	11	10700	11.91	127,437.00
ADS	BSBR	SIS	Purchase	11	13800	11.92	164,496.00
ADS	BSBR	SIS	Purchase	11	2800	11.93	33,404.00
ADS	BSBR	SIS	Purchase	11	2000	11.94	23,880.00
ADS	BSBR	SIS	Purchase	11	8000	11.95	95,600.00
ADS	BSBR	SIS	Purchase	11	3400	11.97	40,698.00
ADS	BSBR	SIS	Purchase	11	6700	11.98	80,266.00
ADS	BSBR	SIS	Purchase	11	22500	11.99	269,775.00
ADS	BSBR	SIS	Purchase	11	58900	12.00	706,800.00
ADS	BSBR	SIS	Purchase	11	21900	12.01	263,019.00
ADS	BSBR	SIS	Purchase	11	26000	12.02	312,520.00
ADS	BSBR	SIS	Purchase	11	30800	12.03	370,524.00
ADS	BSBR	SIS	Purchase	11	18000	12.04	216,720.00
ADS	BSBR	SIS	Purchase	11	14000	12.05	168,700.00

ADS	BSBR	SIS	Purchase	11	24100	12.06	290,646.00
ADS	BSBR	SIS	Purchase	11	23500	12.07	283,645.00
ADS	BSBR	SIS	Purchase	11	7000	12.08	84,560.00
ADS	BSBR	SIS	Purchase	11	2000	12.09	24,180.00
ADS	BSBR	SIS	Purchase	11	10500	12.100	127,050.00
ADS	BSBR	SIS	Purchase	12	3300	11.61	38,313.00
ADS	BSBR	SIS	Purchase	12	37100	11.62	431,102.00
ADS	BSBR	SIS	Purchase	12	30700	11.63	357,041.00
ADS	BSBR	SIS	Purchase	12	8000	11.64	93,120.00
ADS	BSBR	SIS	Purchase	12	8000	11.65	93,200.00
ADS	BSBR	SIS	Purchase	12	6000	11.66	69,960.00
ADS	BSBR	SIS	Purchase	12	9000	11.67	105,030.00
ADS	BSBR	SIS	Purchase	12	4000	11.68	46,720.00
ADS	BSBR	SIS	Purchase	12	5000	11.69	58,450.00
ADS	BSBR	SIS	Purchase	12	8000	11.70	93,600.00
ADS	BSBR	SIS	Purchase	12	1000	11.71	11,710.00
ADS	BSBR	SIS	Purchase	12	1000	11.72	11,720.00
ADS	BSBR	SIS	Purchase	12	2000	11.73	23,460.00
ADS	BSBR	SIS	Purchase	12	900	11.74	10,566.00
ADS	BSBR	SIS	Purchase	12	1000	11.75	11,750.00
ADS	BSBR	SIS	Purchase	12	2700	11.78	31,806.00
ADS	BSBR	SIS	Purchase	12	3000	11.79	35,370.00
ADS	BSBR	SIS	Purchase	12	3000	11.80	35,400.00
ADS	BSBR	SIS	Purchase	12	3000	11.81	35,430.00
ADS	BSBR	SIS	Purchase	12	9500	11.82	112,290.00
ADS	BSBR	SIS	Purchase	12	4500	11.83	53,235.00
ADS	BSBR	SIS	Purchase	12	33800	11.84	400,192.00
ADS	BSBR	SIS	Purchase	12	6700	11.85	79,395.00
ADS	BSBR	SIS	Purchase	12	5300	11.86	62,858.00
ADS	BSBR	SIS	Purchase	12	16200	11.87	192,294.00
ADS	BSBR	SIS	Purchase	12	14100	11.88	167,508.00
ADS	BSBR	SIS	Purchase	12	40300	11.89	479,167.00
ADS	BSBR	SIS	Purchase	12	74200	11.90	882,980.00
ADS	BSBR	SIS	Purchase	12	18500	11.91	220,335.00
ADS	BSBR	SIS	Purchase	12	25200	11.92	300,384.00
ADS	BSBR	SIS	Purchase	12	25000	11.93	298,250.00
ADS	BSBR	SIS	Purchase	17	2800	12.17	34,076.00
ADS	BSBR	SIS	Purchase	17	7900	12.18	96,222.00
ADS	BSBR	SIS	Purchase	17	11400	12.19	138,966.00
ADS	BSBR	SIS	Purchase	17	17500	12.20	213,500.00
ADS	BSBR	SIS	Purchase	17	5500	12.21	67,155.00
ADS	BSBR	SIS	Purchase	17	7400	12.22	90,428.00
ADS	BSBR	SIS	Purchase	17	37200	12.23	454,956.00
ADS	BSBR	SIS	Purchase	17	24000	12.24	293,760.00
ADS	BSBR	SIS	Purchase	17	15000	12.25	183,750.00
ADS	BSBR	SIS	Purchase	17	7000	12.26	85,820.00
ADS	BSBR	SIS	Purchase	17	24700	12.27	303,069.00
ADS	BSBR	SIS	Purchase	17	33900	12.28	416,292.00
ADS	BSBR	SIS	Purchase	18	3700	12.14	44,918.00
ADS	BSBR	SIS	Purchase	18	34900	12.15	424,035.00
ADS	BSBR	SIS	Purchase	18	25400	12.16	308,864.00
ADS	BSBR	SIS	Purchase	18	22400	12.17	272,608.00
ADS	BSBR	SIS	Purchase	18	11700	12.18	142,506.00
ADS	BSBR	SIS	Purchase	18	37000	12.19	451,030.00
ADS	BSBR	SIS	Purchase	18	18400	12.20	224,480.00
ADS	BSBR	SIS	Purchase	18	20900	12.21	255,189.00
ADS	BSBR	SIS	Purchase	18	22600	12.22	276,172.00
ADS	BSBR	SIS	Purchase	18	22800	12.23	278,844.00
ADS	BSBR	SIS	Purchase	18	19500	12.24	238,680.00
ADS	BSBR	SIS	Purchase	18	19000	12.25	232,750.00
ADS	BSBR	SIS	Purchase	18	5000	12.26	61,300.00

ADS	BSBR	SIS	Purchase	18	5000	12.28	61,400.00
ADS	BSBR	SIS	Purchase	19	1400	12.19	17,066.00
ADS	BSBR	SIS	Purchase	19	3200	12.20	39,040.00
ADS	BSBR	SIS	Purchase	19	5300	12.21	64,713.00
ADS	BSBR	SIS	Purchase	19	7000	12.22	85,540.00
ADS	BSBR	SIS	Purchase	19	8800	12.23	107,624.00
ADS	BSBR	SIS	Purchase	19	28300	12.24	346,392.00
ADS	BSBR	SIS	Purchase	19	28200	12.25	345,450.00
ADS	BSBR	SIS	Purchase	19	19400	12.26	237,844.00
ADS	BSBR	SIS	Purchase	22	15300	12.15	185,895.00
ADS	BSBR	SIS	Purchase	22	4000	12.16	48,640.00
ADS	BSBR	SIS	Purchase	22	17000	12.17	206,890.00
ADS	BSBR	SIS	Purchase	22	5000	12.18	60,900.00
ADS	BSBR	SIS	Purchase	22	4000	12.19	48,760.00
ADS	BSBR	SIS	Purchase	22	20700	12.20	252,540.00
ADS	BSBR	SIS	Purchase	22	7600	12.21	92,796.00
ADS	BSBR	SIS	Purchase	22	19800	12.22	241,956.00
ADS	BSBR	SIS	Purchase	22	46600	12.23	569,918.00
ADS	BSBR	SIS	Purchase	22	5800	12.24	70,992.00
ADS	BSBR	SIS	Purchase	23	11600	11.84	137,344.00
ADS	BSBR	SIS	Purchase	23	10700	11.85	126,795.00
ADS	BSBR	SIS	Purchase	23	11000	11.86	130,460.00
ADS	BSBR	SIS	Purchase	23	14600	11.87	173,302.00
ADS	BSBR	SIS	Purchase	23	15500	11.88	184,140.00
ADS	BSBR	SIS	Purchase	23	12700	11.89	151,003.00
ADS	BSBR	SIS	Purchase	23	18000	11.90	214,200.00
ADS	BSBR	SIS	Purchase	23	2000	11.91	23,820.00
ADS	BSBR	SIS	Purchase	23	4900	11.92	58,408.00
ADS	BSBR	SIS	Purchase	23	6000	11.93	71,580.00
ADS	BSBR	SIS	Purchase	23	20200	11.94	241,188.00
ADS	BSBR	SIS	Purchase	23	93300	11.95	1,114,935.00
ADS	BSBR	SIS	Purchase	23	3000	11.96	35,880.00
ADS	BSBR	SIS	Purchase	23	3000	11.97	35,910.00
ADS	BSBR	SIS	Purchase	23	6000	11.98	71,880.00
ADS	BSBR	SIS	Purchase	23	11000	11.99	131,890.00
ADS	BSBR	SIS	Purchase	23	39100	12.00	469,200.00
ADS	BSBR	SIS	Purchase	23	11400	12.01	136,914.00
ADS	BSBR	SIS	Purchase	23	12000	12.02	144,240.00
ADS	BSBR	SIS	Purchase	24	13200	11.71	154,572.00
ADS	BSBR	SIS	Purchase	24	18800	11.72	220,336.00
ADS	BSBR	SIS	Purchase	24	84600	11.73	992,358.00
ADS	BSBR	SIS	Purchase	24	106100	11.74	1,245,614.00
ADS	BSBR	SIS	Purchase	24	18000	11.75	211,500.00
ADS	BSBR	SIS	Purchase	24	3000	11.76	35,280.00
ADS	BSBR	SIS	Purchase	24	15000	11.77	176,550.00
ADS	BSBR	SIS	Purchase	24	5600	11.78	65,968.00
ADS	BSBR	SIS	Purchase	24	7300	11.79	86,067.00
ADS	BSBR	SIS	Purchase	24	5000	11.80	59,000.00
ADS	BSBR	SIS	Purchase	24	5000	11.81	59,050.00
ADS	BSBR	SIS	Purchase	25	2000	11.23	22,460.00
ADS	BSBR	SIS	Purchase	25	3200	11.24	35,968.00
ADS	BSBR	SIS	Purchase	25	6500	11.25	73,125.00
ADS	BSBR	SIS	Purchase	25	4300	11.26	48,418.00
ADS	BSBR	SIS	Purchase	25	8600	11.27	96,922.00
ADS	BSBR	SIS	Purchase	25	5700	11.28	64,296.00
ADS	BSBR	SIS	Purchase	25	18800	11.29	212,252.00
ADS	BSBR	SIS	Purchase	25	16100	11.30	181,930.00
ADS	BSBR	SIS	Purchase	25	21000	11.31	237,510.00
ADS	BSBR	SIS	Purchase	25	35800	11.32	405,256.00
ADS	BSBR	SIS	Purchase	25	32800	11.33	371,624.00
ADS	BSBR	SIS	Purchase	25	44700	11.34	506,898.00

ADS	BSBR	SIS	Purchase	25	17800	11.35	202,030.00
ADS	BSBR	SIS	Purchase	25	31000	11.36	352,160.00
ADS	BSBR	SIS	Purchase	25	16400	11.37	186,468.00
ADS	BSBR	SIS	Purchase	25	19200	11.45	219,840.00
ADS	BSBR	SIS	Purchase	25	5400	11.46	61,884.00
ADS	BSBR	SIS	Purchase	25	4100	11.47	47,027.00
ADS	BSBR	SIS	Purchase	25	5900	11.48	67,732.00
ADS	BSBR	SIS	Purchase	25	4700	11.49	54,003.00
ADS	BSBR	SIS	Purchase	25	4200	11.50	48,300.00
ADS	BSBR	SIS	Purchase	25	400	11.54	4,616.00
ADS	BSBR	SIS	Purchase	25	3400	11.56	39,304.00
ADS	BSBR	SIS	Purchase	25	4300	11.62	49,966.00
ADS	BSBR	SIS	Purchase	25	1700	11.67	19,839.00
ADS	BSBR	SIS	Purchase	25	5000	11.68	58,400.00
ADS	BSBR	SIS	Purchase	25	20300	11.69	237,307.00
ADS	BSBR	SIS	Purchase	25	22500	11.70	263,250.00
ADS	BSBR	SIS	Purchase	25	35700	11.71	418,047.00
ADS	BSBR	SIS	Purchase	25	5500	11.72	64,460.00
ADS	BSBR	SIS	Purchase	26	2000	11.85	23,700.00
ADS	BSBR	SIS	Purchase	26	58300	11.86	691,438.00
Final Amount of Securities
Security/ Derivative	Security Characteristics	Amount	Percentage of (same type of security)	Total
ADS	BSBR	3.015.200	0.53%(*)	0.079%

(*) Considering that, on February 28, 2010, the total number of Units was 562.491.164.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2010

Banco Santander (Brasil) S.A.

By:	/s/ Marco Antonio Martins de Araújo Filho
	Name:	Marco Antonio Martins de Araújo Filho
	Title:	Executive Officer

By:	/s/ Pedro Paulo Longuini
	Name:	Pedro Paulo Longuini
	Title:	Director and Executive Vice President